UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

COSTAMARE INC.
(Translation of registrant’s name into English)

60 Zephyrou Street & Syngrou Avenue 17564, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1	Unaudited interim condensed consolidated financial statements of Costamare Inc. (the “Company”) for the six months period ended June 30, 2011, and the accompanying notes thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 28, 2011

COSTAMARE INC.

By:	/s/ Gregory G. Zikos
Name:	Gregory G. Zikos
Title:	Chief Financial Officer

Exhibit 99.1

COSTAMARE INC.

Consolidated Balance Sheets
As of December 31, 2010 and June 30, 2011
(Expressed in thousands of U.S. dollars)

	December 31,	June 30,
	2010	2011
ASSETS		(unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$159,774	$69,628
Restricted cash	5,121	7,074
Receivables	3,360	3,529
Inventories (Note 5)	9,534	12,915
Due from related parties (Note 3)	1,297	2,028
Fair value of derivatives (Note 15)	458	2,097
Insurance claims receivable	747	2,434
Accrued charter revenue (Note 10)	22,413	12,194
Prepayments and other	2,428	3,070
Investments (Note 4)	6,080	-
Total current assets	211,212	114,969

FIXED ASSETS, NET:
Advances for vessel acquisitions (Note 6)	3,830	145,780
Vessels, net (Note 7)	1,531,610	1,566,013
Total fixed assets, net	1,535,440	1,711,793

NON-CURRENT ASSETS:
Deferred charges, net (Note 8)	30,867	32,578
Restricted cash	36,814	37,716
Accrued charter revenue (Note 10)	14,449	9,226
Total assets	$1,828,782	$1,906,282

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 9)	$114,597	$142,813
Accounts payable	4,128	6,390
Due to related parties (Note 3)	-	338
Accrued liabilities	7,761	9,065
Unearned revenue (Note 10)	2,580	3,052
Fair value of derivatives (Note 15)	53,880	60,632
Other current liabilities	1,842	2,273
Total current liabilities	184,788	224,563
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion (Note 9)	1,227,140	1,257,196
Fair value of derivatives, net of current portion (Note 15)	54,062	55,254
Unearned revenue, net of current portion (Note 10)	650	248
Total non-current liabilities	1,281,852	1,312,698

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS’ EQUITY:
Common Stock (Note 12)	6	6
Additional paid-in capital (Note 12)	519,971	519,971
Other comprehensive loss	(82,895)	(89,985)
Accumulated deficit	(74,940)	(60,971)
Total stockholders’ equity	362,142	369,021
Total liabilities and stockholders’ equity	$1,828,782	$1,906,282

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.

Consolidated Unaudited Statements of Income
For the six-month periods ended June 30, 2010 and 2011
(Expressed in thousands of U.S. dollars, except share and per share data)

	2010	2011
REVENUES:
Voyage revenue	$178,824	$180,279

EXPENSES:
Voyage expenses	(1,023)	(2,521)
Voyage expenses – related parties (Note 3)	-	(1,357)
Vessels’ operating expenses	(51,751)	(55,733)
General and administrative expenses	(665)	(2,465)
Management fees – related parties (Note 3)	(5,479)	(7,483)
Amortization of dry-docking and special survey costs (Note 8)	(4,079)	(4,043)
Depreciation (Note 7)	(34,447)	(38,013)
Gain on sale of vessels (Note 7)	7,853	10,771
Foreign exchange gains (losses)	(147)	73
Operating income	89,086	79,508

OTHER INCOME (EXPENSES):
Interest income	636	309
Interest and finance costs (Note 13)	(34,184)	(36,106)
Other	280	477
Gain (loss) on derivative instruments (Note 15)	(10,182)	(69)
Total other income (expenses)	(43,450)	(35,389)
Net Income	$45,636	$44,119
Earnings per common share, basic and diluted (Note 12)	$0.97	$0.73
Weighted average number of shares, basic and diluted	47,000,000	60,300,000

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
Consolidated Unaudited Statements of Stockholder’s Equity
For the six-month periods ended June 30, 2010 and 2011
(Expressed in thousands of U.S. dollars, except share and per share data)

				Additional Paid-in Capital	Accumulated Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)

		Common Stock
	Comprehensive Income	# of shares	Par value				Total

BALANCE, January 1, 2010		47,000,000	-	372,034	(60,648)	(156,164)	155,222
- Net income	45,636	-	-	-	-	45,636	45,636
- Unrealized loss on cash flow hedges and unrealized gain on securities available for sale, net	(31,957)	-	-	-	(31,957)	-	(31,957)

- Comprehensive income	13,679

BALANCE, June 30, 2010		47,000,000	-	372,034	(92,605)	(110,528)	168,901

BALANCE, January 1, 2011		60,300,000	6	519,971	(82,895)	(74,940)	362,142
- Net income	44,119	-	-	-	-	44,119	44,119
- Dividends		-	-	-	-	(30,150)	(30,150)
- Unrealized gain on cash flow hedges and on securities available for sale and variable interest on cash flow hedge	(7,090)	-	-	-	(7,090)	-	(7,090)

- Comprehensive income	37,029

BALANCE, June 30, 2011		60,300,000	6	519,971	(89,985)	(60,971)	369,021

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
Consolidated Unaudited Statements of Cash Flows
For the six-month periods ended June 30, 2010 and 2011
(Expressed in thousands of U.S. dollars)

	2010	2011
Cash Flows from Operating Activities:
Net income:	$45,636	$44,119
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	34,447	38,013
Amortization of financing costs	451	1,335
Amortization of deferred dry-docking and special survey	4,079	4,043
Amortization of unearned revenue	(322)	(322)
Loss (gain) on derivative instruments	10,182	69
Gain on sale of vessels	(7,853)	(10,771)
Net settlements on interest rate swaps qualifying for cash flow hedge	-	(861)
Loss on sale of investments	-	7
Changes in operating assets and liabilities:
Receivables	(203)	(169)
Due from related parties	(389)	(731)
Inventories	1,585	(3,381)
Claims receivable	(68)	(1,687)
Prepayments and other	(1,070)	(642)
Accounts payable	(4,355)	2,262
Due to related parties	(675)	338
Accrued liabilities	2,070	1,305
Unearned revenue	580	393
Other liabilities	(864)	431
Dry-dockings	(8,770)	(6,122)
Accrued charter revenue	(18,412)	15,442
Net Cash provided by Operating Activities	56,049	83,071
Cash Flows from Investing Activities:
Advances for vessel acquisitions	-	(145,780)
Vessels acquisitions / Additions to vessel cost	(28,281)	(74,843)
Proceeds from sale of available for sale securities	-	6,082
Proceeds from the sale of vessels	19,067	19,005
Net Cash used in Investing Activities	(9,214)	(195,536)
Cash Flows from Financing Activities:
Proceeds from long-term debt	-	107,593
Repayment of long-term debt	(44,060)	(49,321)
Payment of financing costs	(2,956)	(2,948)
Dividends paid	(10,000)	(30,150)
Initial public offering related costs	(778)	-
Decrease in restricted cash	1,131	(2,855)
Net Cash provided by (used in) Financing Activities	(56,663)	22,319
Net decrease in cash and cash equivalents	(9,828)	(90,146)
Cash and cash equivalents at beginning of the period	12,282	159,774
Cash and cash equivalents at end of the period	$2,454	$69,628
SUPPLEMENTAL CASH INFORMATION
Cash paid during the period for interest, net of amounts capitalized	$9,017	$9,874

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
For the six-month periods ended June 30, 2010 and 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.

Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Costamare Inc. (“Costamare”) and its wholly-owned subsidiaries (collectively, the “Company”). Costamare was formed on April 21, 2008, under the laws of the Republic of the Marshall Islands.

Costamare was incorporated as part of a reorganization to acquire the ownership interest in 53 ship-owning companies (the “predecessor companies”) owned by the Konstantakopoulos Family (Vasileios Konstantakopoulos and his three sons Messrs. Konstantinos Konstantakopoulos, Achillefs Konstantakopoulos and Christos Konstantakopoulos, together the “Family”). The reorganization was completed in November 2008. On November 4, 2010, Costamare completed its initial public offering in the United States under the United States Securities Act of 1933, as amended. In this respect, 13,300,000 common shares at par value $0.0001 were issued for $12.00 per share. The net proceeds of the initial public offering were $145,543.

The accompanying interim consolidated unaudited financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s financial statements for the year ended December 31, 2010. These interim consolidated unaudited financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of  the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2011 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2011.

As of December 31, 2010 and June 30, 2011, the Company owned and operated a fleet of 43 and 48 container vessels with a total carrying capacity of approximately 218,584 TEU and 231,128 TEU, respectively, through wholly-owned subsidiaries incorporated in the Republic of Liberia, providing worldwide marine transportation services by chartering its container vessels to some of the world’s leading liner operators under long-, medium- and short-term time charters.

At June 30, 2011, Costamare had 79 wholly owned subsidiaries, all incorporated in the Republic of Liberia out of which, 48 operate vessels, 14 sold their vessels in 2009 and 2010 and became dormant, three sold their vessels in 2011 and became dormant, ten were established in 2010 and 2011 to be used for the acquisition of ten newbuilds (Note 6) and four were established to be used for future vessel acquisitions.

Revenues for the six-month period ended June 30, 2010 and 2011 derived from significant charterers (in percentages of total revenues) were as follows:

	2010	2011

A	36%	35%
B	19%	16%
C	19%	16%
D	10%	10%
Total	84%	77%

2.

Significant Accounting Policies:

A discussion of the Company’s significant accounting policies can be found in the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2010. There have been no material changes to these policies in the six-month period ended June 30, 2011.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
For the six-month periods ended June 30, 2010 and 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Transactions with Related Parties:

(a)

Costamare Shipping Company S.A. (the “Manager” or “Costamare Shipping”): Costamare Shipping is a ship management company wholly-owned by Mr. Konstantinos Konstantakopoulos, the Company’s Chief Executive Officer, and as such is not part of the consolidated group of the Company, but is a related party. With effect from the consummation of the Company’s Initial Public Offering on November 4, 2010 (Note 1), Costamare Shipping receives a daily fee of $0.850 for each containership that is subject to any charter other than a bareboat  charter ($0.700 prior to November 4, 2010,) and $0.425  in the case of a containership subject to a bareboat charter, prorated for the calendar days the Company owns each containership, for providing the Company with general administrative services, certain commercial services, director and officer related insurance services and the provision of officers (but not for payment of such officer’s compensation for their services). With effect from the consummation of the Company’s Initial Public Offering on November 4, 2010 (Note 1), Costamare Shipping receives $1,000 annually on a prorated basis for the services of the Company’s officers in aggregate. Furthermore, Costamare Shipping is providing the Company’s vessels flying the Greek, the Hong Kong and Liberian (Prosper) flags, with technical, commercial, insurance, accounting, provisions, sale and purchase, crewing and bunkering services, subcontracting the technical management of the latter to Shanghai Costamare Ship Management Co., Ltd. (“Shanghai Costamare”), also a related party, under separate management agreements executed between Costamare Shipping and Shanghai Costamare for each vessel in exchange for a daily fixed fee. The Company also pays to Costamare Shipping (i) a flat fee of $700 for the supervision of the construction of any newbuild vessel contracted by the Company and (ii) a fee of 0.75% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each containership in the Company’s fleet. Costamare Shipping has also undertaken the commercial management of the Company’s vessels flying flags other than Greek, Hong Kong and Liberian (Prosper) under separate commercial management agreements with each respective ship-owning company. The technical management of such vessels is performed by CIEL Shipmanagement S.A. (“CIEL”), a related party, pursuant to separate agreements signed between each ship-owning company and CIEL in exchange for a daily fixed fee.

The initial term of the management agreement expires on December 31, 2015, automatically renews for a one-year period and will be extended in additional one-year increments until December 31, 2020, at which point it will expire. The management fee per day for each containership is fixed until December 31, 2012, and will thereafter be annually adjusted upwards by 4%, with further annual increases permitted to reflect the strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases. After the initial term expires on December 31, 2015, the Company will be able to terminate the management agreement, subject to a termination fee, by providing written notice to Costamare Shipping at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the lesser of (i) five and (ii) the number of full years remaining prior to December 31, 2020, times (b) the aggregate fees due and payable to Costamare Shipping during the 12-month period ending on the date of termination; provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above.

Management fees charged by the Manager in the six-month periods ended June 30, 2010 and 2011, were $4,466 and $5,853, respectively and are included in Management fees–related parties in the accompanying consolidated statements of income. In addition, following the consummation of the Company’s Initial Public Offering on November 4, 2010, the Manager charged for the six-month period ended June 30, 2011 (i) $1,357, representing a fee of 0.75% on all gross revenues, as provided in the management agreements, which is separately reflected in the accompanying 2011 consolidated statement of income and (ii) $500 for the services of the Company’s officers in aggregate, which is included in General and administrative expenses in the accompanying 2011 consolidated statement of income.

The balance due from the Manager at December 31, 2010 amounted to $504 and is included in Due from related parties in the accompanying 2010 consolidated balance sheet. The balance due to the Manager at June 30, 2011 amounted to $338 and is separately reflected in Due to related parties in the accompanying 2011 consolidated balance sheet.

Furthermore, on September 5, 2008, the Company assumed from Costamare Shipping the interest rate collar swap agreement discussed in Note 15 (b) at its then fair value, which was a liability of $7,887. The amount was payable by Costamare Shipping within 30 months from September 5, 2008. The amount was paid by the Manager on December 1, 2010.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
For the six-month periods ended June 30, 2010 and 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Transactions with Related Parties - continued:

(b)

Ciel Shipmanagement S.A. (“CIEL”): CIEL, a company incorporated in the Republic of Liberia, is owned 50.2% by the Company’s chairman and chief executive officer and 49.8% by Mr. Dimitrios Lemonidis, CIEL’s chief executive officer. CIEL is not part of the consolidated group of the Company but is a related party. CIEL provides the Company’s vessels flying flags other than Greek, Hong Kong and Liberian (M/V Prosper) a wide range of shipping services such as technical support and maintenance, financial and accounting services, under separate management agreements signed between CIEL and each ship-owning company, in exchange for a daily fixed fee of $0.600 per vessel (2010: $0.600). CIEL specializes, although not exclusively, in managing containerships of up to 3,500 TEU.  As of June 30, 2011, CIEL provided technical, crewing, provisions, bunkering, sale and purchase and accounting services, as well as certain commercial services, to 14 (10 at December 31, 2010) of the Company’s containerships below 3,500 TEU. Management fees charged by CIEL in the six-month periods ended June 30, 2010 and 2011, were $973 and $1,630, respectively, and are included in management fees in the accompanying consolidated statements of income. The balance due from CIEL at December 31, 2010 and June 30, 2011, amounted to $793 and $2,028, respectively, and is included in Due from related parties in the accompanying consolidated balance sheets. Furthermore, in the six-month period ended June 30, 2010, following the sale of the vessels MSC Germany and MSC Mexico, CIEL charged $40 for accounting and administrative fees ($20 per vessel), which are included in Management fees–related parties in the accompanying 2010 consolidated statements of income.

(c)

Shanghai Costamare Ship Management Co. Ltd. (“Shanghai Costamare”): Shanghai Costamare is owned (indirectly) 70% by the Company’s chairman and chief executive officer and 30% (indirectly) by Mr. Zhang Lei, a Chinese national who is Shanghai Costamare’s chief executive officer. Shanghai Costamare is a related party company incorporated in Peoples’ Republic of China in September 2004 and is not part of the consolidated group of the Company, but is a related party. The technical, crewing, provisions, bunkering, sale and purchase and accounting services, as well as certain commercial services of certain of the Company’s vessels has been subcontracted from the Manager to Shanghai Costamare.  As of June 30, 2011, Shanghai Costamare provided such services to nine (eight as of December 31, 2010) of the Company’s containerships, eight of which are flying the Hong Kong flag and one is flying the Liberian flag (Prosper). The balance due to Shanghai Costamare at December 31, 2010 and June 30, 2011, was $nil.

4.

Investments:

As at December 31, 2010, the Company held at fair value one Province of Ontario bond amounting to $6,080 upon maturity of which, on February 22, 2011, the Company collected the amount of $6,082 and recognized a loss of $7, which is included in Interest income in the accompanying 2011 consolidated statement of income.

5.

Inventories:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	2010	2011

Bunkers	133	762
Lubricants	7,893	10,591
Spare parts	1,508	1,562
Total	9,534	12,915

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
For the six-month periods ended June 30, 2010 and 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

6.

Advances for Vessels Acquisitions/Construction:

During the period from January 1 to June 30, 2011, the Company acquired eight secondhand containerships: Prosper, MSC Pylos, Zagora, Marina, Konstantina, MSC Sudan II, MSC Sierra II and MSC Namibia II. The aggregate acquisition cost of the eight containerships was $77,697, of which $3,830 was advanced to the sellers as of December 31, 2010 and is separately reflected in the accompanying December 31, 2010 consolidated balance sheet.

On September 21, 2010, the Company contracted, subject to the loan concluded on January 14, 2011 (Note 9), with a shipyard for the construction and purchase of three newbuild containerships (Hulls H1068A, H1069A and H1070A), each of approximately 9,000 TEU capacity at a contract price per newbuild of $95,080. These three newbuilds are scheduled to be delivered between November 2013 and January 2014, and the Company entered into ten-year charter party agreements from their delivery from the shipyard at a daily rate of $43 each.

On January 28, 2011, the Company, through its two wholly- owned subsidiaries Jodie Shipping Co. and Kayley Shipping Co., contracted with a shipyard for the construction and purchase of two newbuild containerships (Hulls S 4010 and S 4011), each of approximately 9,000 TEU capacity . These two newbuilds are scheduled to be delivered to the Company by the end of 2012. The Company entered into ten-year charter party agreements from their delivery from the shipyard. Both the contract price and the daily charter rate are similar to those agreed regarding the three 9,000 TEU vessels discussed in the preceding paragraph.

On April 20, 2011, the Company, through its five wholly- owned subsidiaries Undine Shipping Co., Terance Shipping Co., Quentin Shipping Co., Raymond Shipping Co., and Sander Shipping Co., contracted with a shipyard for the construction and purchase of five newbuild containerships, each of approximately 8,800 TEU capacity. The five newbuild vessels are scheduled for delivery in the first three quarters of 2013 and the Company entered into long-term time charter agreements for the employment of each of the above newbuild vessels immediately upon delivery from the shipyard. Both the contract price and the daily charter rate are similar to those agreed on September 21, 2010 for the three approximately 9,000 TEU vessels discussed above.

The total aggregate price for all ten newbuild containerships is $953,740, payable in installments until their delivery, of which $143,131 was paid during the six-month period ended June 30, 2011.

The amount of $145,780 included in the accompanying June 30, 2011 consolidated balance sheet includes amounts paid to the shipyards and other costs, as analyzed below:

Pre-delivery installments	143,131
Capitalized interest and finance costs	1,225
Other capitalized costs	1,424
Total	145,780

7.

Vessels, Net:

The amounts in the accompanying June 30, 2011 consolidated balance sheet is analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value

Balance, December 31, 2010	2,148,860	(617,250)	1,531,610
- Vessel acquisitions and other vessels’ costs	78,673	-	78,673
- Depreciation	-	(38,013)	(38,013)
- Disposals	(6,257)	-	(6,257)
Balance, June 30, 2011	2,221,276	(655,263)	1,566,013

During the six-month period ended June 30, 2011, the Company acquired the secondhand containerships Prosper, Marina, Konstantina, MSC Pylos, Zagora, MSC Sudan II, MSC Sierra II and MSC Namibia II at an aggregate cost of $77,697.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
For the six-month periods ended June, 2010 and 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.

Vessels, Net - continued:

In February 2011, the Company contracted to sell for scrap the vessels MSC Namibia, MSC Sierra and MSC Sudan at an aggregate price in the range of $19,500 to $21,000 depending on the delivery date to the scrap buyers with delivery dates up to May 31, 2011. On April 15, 2011, the Company delivered to their scrap buyers the vessels MSC Namibia and MSC Sudan and on May 4, 2011, the vessel MSC Sierra at an aggregate price of $20,387 and recognized an aggregate gain of $10,771, which is separately reflected  in the accompanying 2011 consolidated unaudited statement of income.

During the six-month period ended June 30, 2010, the Company sold for scrap the container vessels MSC Germany, MSC Toba and MSC Mexico at an aggregate price of $20,979 and realized an aggregate gain of $7,853, which is separately reflected  in the accompanying 2010 consolidated unaudited statement of income.

On May 6, 2010, the Company took delivery from the shipyard of the newbuild container vessel Hyundai Navarino (ex. MSC Navarino) at a total cost of $122,230.

As of June 30, 2011, three of the Company’s vessels, having total carrying value of $7,330, were fully depreciated. Thirty of the Company’s vessels, having a total carrying value of $1,278,179 as of June 30, 2011, have been provided as collateral to secure the long-term debt discussed in Note 9.

8.

Deferred Charges:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Financing Costs	Dry-docking and Special Survey Costs	Total

Balance, December 31, 2010	5,437	25,430	30,867
- Additions	2,948	6,122	9,070
- Amortization	(1,335)	(4,043)	(5,378)
- Write-off	-	(1,981)	(1,981)
Balance, June 30, 2011	7,050	25,528	32,578

Financing costs represent fees paid to the lenders for the conclusion of the bank loans discussed in Note 9. The amortization of loan financing costs is included in Interest and finance costs in the accompanying consolidated statements of income and the Amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of income.

During the six month period ended June 30 2011, eight vessels underwent their special survey.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
For the six-month periods ended June 30, 2010 and 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.

Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	Borrower(s)		2010	2011

1.	Credit Facility		845,758	902,001
2.	Term Loans:
	1.	Costis Maritime Corporation and Christos Maritime Corporation	127,500	123,000
	2.	Mas Shipping Co	68,000	66,000
	3.	Montes Shipping Co. and Kelsen Shipping Co.	126,000	120,000
	4.	Marathos Shipping Inc.	9,500	7,600
	5.	Capetanissa Maritime Corporation	70,000	67,500
	6.	Rena Maritime Corporation	67,500	65,000
	7.	Bullow Investments Inc.	6,500	5,000
	8.	Merin Shipping Co., Lytton Shipping Co., Venor Shipping Co. and Volk Shipping Co.	20,979	17,168
	9.	Costamare Inc.	-	-
	10.	Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co.	-	-
	11.	Costamare Inc.	-	26,740
			495,979	498,008
		Total	1,341,737	1,400,009
		Less-current portion	(114,597)	(142,813)
		Long-term portion	1,227,140	1,257,196

1.

Credit Facility: On July 22, 2008, the Company signed a loan agreement with a consortium of banks, for a $1,000,000 Credit Facility (the “Facility”) for general corporate and working capital purposes. The Company use $631,340 of the proceeds from the Facility to repay existing indebtedness. The Facility is comprised (a) a revolving credit facility of an amount of up to $300,000 and (b) a term loan facility of an amount of up to $700,000. The Facility bears interest at the 3, 6, 9 or 12 months (at the Company’s option) LIBOR plus margin. Upon the sale of MSC Antwerp in May 2009, the Company repaid $10,655 of the Facility. On April 4, 2011, the Company, following the sale of vessel MSC Namibia, repaid $6,610 of the Facility. Furthermore, on April 11, 2011, the Company drew down the amount of $80,853 under the Facility, which equaled the undrawn balance of the Facility as of that date of $74,242 and the amount of $6,610 discussed above. The drawdown was secured by a first priority mortgage on vessel Cosco Hellas. The undrawn balance of the Facility as of June 30, 2011, was $nil.

The outstanding balance of the Facility as of June 30, 2011, is repayable in 28 equal, consecutive quarterly installments, of $22,473 each plus a balloon payment of $272,757 payable together with the last installment. The quarterly installments were calculated using a formula specified in the agreement, following the amalgamation of the Facility’s compounds on June 30, 2011.

On June 22, 2010, the Company entered into the second supplemental agreement to the Facility, which provided that during a two-year period ending December 31, 2011,  (i) the Security Requirement ratio is reduced from 125% to 80% and the minimum cash amount equal to 3% of the loan outstanding (maintained in accordance with the Facility) is included in the Security Requirement calculation, (ii) the payment of interest at an increased margin over LIBOR during the period from June 15, 2010 to December 31, 2011, half of which (amounting to $ 2,995) was paid upfront upon execution of the supplemental agreement and is included in Deferred charges, net and is amortized through December 31, 2011, and (iii) subject to no Event of Default having occurred and being continuing, no lenders’ consent shall be required for the payment of dividends if the ratio of Total Liabilities (after deducting all Cash and Cash Equivalents) to Market Value Adjusted Total Assets (after deducting all Cash and Cash equivalents) does not exceed 0.80:1.

The Facility, as of June 30, 2011, was secured with, among other things, first priority mortgages over 17 of the Company’s vessels, first priority assignment of vessels’ insurances and earnings, charter party assignments, first priority pledges over the operating accounts and corporate guarantees of 17 ship-owning companies.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
For the six-month periods ended June 30, 2010 and 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.

Long-Term Debt - continued:

The Facility and the term loan described under 9.2.2 below include among others, financial covenants requiring (i) the ratio of Total Liabilities (after deducting cash and cash equivalents) to Market Value Adjusted Total Assets (after deducting cash and cash equivalents) not to be greater than 0.75 to 1.00; (ii) minimum liquidity of the greater of $30,000 or 3% of the total debt of the Company, (iii) the ratio of EBITDA to net interest expense not be less than 2.50 to 1 and (iv) Market Value Adjusted Net Worth, defined as the amount by which the Market Value Adjusted Total Assets exceed the Total Liabilities, shall exceed $500,000.

2.

Term Loans:

1.

In May 2008, Costis Maritime Corporation and Christos Maritime Corporation entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost the vessels Sealand New York and Sealand Washington. As at June 30, 2011, the outstanding balance of the loan of $123,000 is repayable in 14 equal semi-annual installments of $4,500 from November 2011 to May 2018 and a balloon payment of $60,000 payable together with the last installment.

2.

In January 2008, Mas Shipping Co. entered into a loan agreement with a bank for an amount of up to $75,000 in order to partly finance the acquisition cost of vessel Maersk Kokura. As at June 30, 2011, the outstanding balance of the loan of $66,000 is repayable in 14 variable semi-annual installments from August 2011 to February 2018 and a balloon payment of $10,000 payable together with the last installment.

3.

In December 2007, Montes Shipping Co. and Kelsen Shipping Co. entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint-and-several basis in order to partly finance the acquisition cost of the vessels Maersk Kawasaki and Maersk Kure. As at June 30, 2011, the outstanding balance of the loan of $120,000 is repayable in 13 semi-annual installments of $6,000 from December 2011 to December 2017 and a balloon payment of $42,000 payable together with the last installment.

4.

In June 2006, Marathos Shipping Inc. entered into a loan agreement with a bank for an amount of up to $24,800, in order to partly finance the acquisition cost of the vessel Maersk Mandraki. As at June 30, 2011, the outstanding balance of the loan of $7,600 is repayable in 4 equal semi-annual installments of $1,900 from August 2011 to February 2013.

5.

In June 2006, Capetanissa Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000, in order to partly finance the acquisition cost of the vessel Cosco Beijing. As at June 30, 2011, the outstanding balance of the loan of $67,500 is repayable in 15 equal semi-annual installments of $2,500 from August 2011 to August 2018 and a balloon payment of $30,000 payable together with the last installment.

6.

In February 2006, Rena Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000 in order to partly finance the acquisition cost of the vessel Cosco Guangzhou. As at June 30, 2011, the outstanding balance of the loan of $65,000 is repayable in 14 equal semi-annual installments of $2,500 from August 2011 to February 2018 and a balloon payment of $30,000 payable together with the last installment.

7.

In February 2005, Bullow Investments Inc. entered into a loan agreement with a bank for an amount of up to $31,000 in order to partly finance the acquisition cost of the vessel Maersk Mykonos. As at June 30, 2011, the outstanding balance of the loan of $5,000 is repayable in 4 variable semi-annual installments from August 2011 to February 2013.

8.

In December 2009, Merin Shipping Co., Lytton Shipping Co., Venor Shipping Co., and Volk Shipping Co. entered into a loan agreement with a bank for an amount of up to $30,000 in order to partly finance the acquisition cost of the vessels Gather, Garden, Genius and Gifted. As at June 30, 2011, the outstanding balance of the loan of $17,168 is repayable in 3 semi-annual installments of $3,811 from December 2011 to December 2012 and a balloon payment of $5,735 payable together with the last installment.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
For the six-month periods ended June 30, 2010 and 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.

Long-Term Debt - continued:

9.

On November 19, 2010, Costamare entered into a term loan agreement with a bank for an amount of up to $120,000, which will be available for drawing for a period up to 18 months. As of June 30, 2011, the Company did not draw any amounts under this term loan agreement.

10.

On January 14, 2011, Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co., wholly-owned subsidiaries of Costamare, concluded a credit facility with a bank, as joint-and-several borrowers, for an amount of up to $203,343 to finance part of the acquisition and construction cost of hulls H1068A, H1069A and H1070A (Note 6). The drawdown of the facility will be made in three tranches, one for each hull. The credit facility is repayable in forty consecutive quarterly installments, the first thirty-nine (1-39) in the amount of $1,412 per tranche each, and a final (fortieth) installment of $12,713 per tranche. As of June 30, 2011, the Company did not draw any amounts under this credit facility.

11.

On April 7, 2011, Costamare Inc., as borrower, concluded a credit facility with a bank, for an amount of $140,000 to finance part of the acquisition and construction cost of hulls S4010 and S4011 (Note 6). The credit facility bears interest at LIBOR plus a spread and is repayable in 16 consecutive quarterly installments, the first 15 (1-15) in the amount of 1/30 of the loan outstanding commencing at the time of delivery of hulls S4010 and S4011, and final installment in an amount equal to the 50% of the loan outstanding at the time of delivery of hulls S4010 and S4011. On April 18, 2011, the Company drew down an amount of $26,740 in order to partly refinance the first pre-delivery installment of hulls S4010 and S4011.

The term loans discussed above bear interest at LIBOR plus a spread and are secured by, inter alia, (a) first priority mortgages over the borrowers vessels, (b) first priority assignment of all insurances and earnings of the mortgaged vessels and (c) corporate guarantee of Costamare. The loan agreements contain usual ship finance covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness, mortgaging of vessels as well as minimum requirements regarding hull Value Maintenance Clauses (“VMC”) in the range of 80% to 125% and dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend.

The annual principal payments required to be made after June 30, 2011, are as follows:

Year ending December 31,	Amount

2011	71,406
2012	148,048
2013	140,453
2014	137,929
2015	138,054
2016 and thereafter	764,119
1,400,009

The interest rates of the Company’s long-term debt at December 31, 2010 and June 30, 2011, were in the range of 1.31% - 6.75% and 1.22% - 6.75%, respectively. The weighted average interest rate as at December 31, 2010 and June 30, 2011 was 4.59% and 4.63%, respectively.

Total interest expense incurred on long-term debt for the six-month periods ended June 30, 2010 and 2011 (including the effect of the interest rate swaps discussed in Note 15) amounted to $35,138 and $35,680, respectively, and is included in Interest and finance costs in the accompanying consolidated statements of income. Of the above amount incurred in 2010, $1,616 was capitalized and is included in Vessels, net in the accompanying 2010 consolidated balance sheet. Of the above amount incurred in 2011, $2,086 was capitalized and is included in (a) Advances for vessels under construction ($1,225) and (b) in Other Comprehensive Income (Loss) ($861), representing net settlements on interest rate swaps qualifying for cash flow hedge, in the accompanying 2011 consolidated balance sheet.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
For the six-month periods ended June 30, 2010 and 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.

Accrued Charter Revenue, Current and Non-Current and Unearned Revenue, Current and Non-Current:

(a)

Accrued charter revenue, Current and Non-Current: The amounts presented as current and non-current Accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2010 and June 30, 2011, reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rates. As at December 31, 2010, the accrued charter revenue amounted to $36,862 (including the current portion of $22,413, which is separately reflected in current assets in the accompanying 2010 consolidated balance sheet). As at June 30, 2011, the accrued charter revenue amounted to $21,420 (including the current portion of $12,194, which is separately reflected in current assets in the accompanying 2011 consolidated balance sheet). The maturities as of December 31st of each year is as follows:

Year ending December 31,	Amount

2011	8,332
2012	12,172
2013	481
2014	435
21,420

(b)

Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current Unearned revenue in the accompanying consolidated balance sheets as of December 31, 2010 and June 30, 2011, reflect (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate and (c) the unamortized balance of the liability associated with the acquisition of two vessels in 2007, with charter parties assumed at values below their fair market value at the date of delivery of the vessels.

	2010	2011

Hires collected in advance	2,015	2,408
Unamortized balance of charters assumed	1,215	892
Total	3,230	3,300
Less current portion	(2,580)	(3,052)
Non-current portion	650	248

11.

Commitments and Contingencies:

(a)

Long-term Time Charters: The Company has entered into time charter arrangements on all of its vessels in operation, including the ten hulls under construction, with international liner operators. These arrangements as at June 30, 2011, have remaining terms of up to 150 months (including the time charter agreements for vessels under construction as at June 30, 2011). As of the same date, future minimum contractual charter revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels’ committed non-cancelable, long-term time charter contracts, are as follows:

Year ending December 31,	Amount

2011	197,615
2012	334,211
2013	355,851
2014	405,203
2015	402,179
2016 and thereafter	1,288,098
2,983,157

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
For the six-month periods ended June 30, 2010 and 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.

Commitments and Contingencies - continued:

(b)

As at June 30, 2011, as further disclosed in Note 6, the Company has entered into ten shipbuilding contracts for the construction and acquisition of ten newbuild containerships. The total aggregate price for all ten newbuild containerships is $953,740, payable in installments until their delivery, of which $143,131 was paid during the six-month period ended June 30, 2011. The remaining balance of $810,609 is payable as follows:

Year ending December 31,	Amount

2012	305,215
2013	486,378
2014	19,016
810,609

(c)

Other: Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

12.

Common Stock and Additional Paid-In Capital:

(a)

Common Stock: From inception through July 11, 2010, the authorized common stock of Costamare consisted of 2,000,000 shares with a par value of US dollar 0.0001 per share out of which 1,000,000 shares were issued to the Family. On July 12, 2010, the Company’s articles of incorporation were amended. Under the amended articles of incorporation, the Company’s authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.0001 per share and 100,000,000 preferred shares, par value $0.0001 per share of which no shares were issued. Of these preferred shares, 10,000,000 shares have been designated Series. A Participating Preferred Stock in connection with the adoption of a stockholder rights plan. All shares of stock are in registered form.

On July 20, 2010, pursuant to a rights offerings authorized by the Board of Directors on July 14, 2010, the Company issued 24,000,000 shares of common stock in exchange of $2,400, increasing the issued share capital of  the Company to 25,000,000 shares of common stock.

On October 19, 2010, within the context of the Initial Public Offering completed in November 2010, the Company affected a dividend of 0.88 shares for each share of common stock outstanding on the record date of August 27, 2010 (the “Stock Split”). As a result of this dividend, the Company issued 22,000,000 additional shares in respect of its 25,000,000 shares of the then outstanding common stock. The share and per share amounts included in the accompanying consolidated financial statements have been restated to reflect the stock dividend discussed above.

On November 4, 2010, the Company completed its Initial Public Offering in the United States under the United States Securities Act of 1933, as amended. In this respect 13,300,000 common shares at par value $0.0001 were issued for $12.00 per share, increasing the issued share capital to 60,300,000 shares. The net proceeds of the Initial Public Offering were $145,543.

(b)

Additional Paid-in capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, include (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained, (ii) advances for working capital purposes and (iii) the difference between the par value of the shares issued in the Initial Public Offering in November 2010 and the net proceeds obtained for those shares.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
For the six-month periods ended June 30, 2010 and 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

13.

Interest and Finance Costs:

The amounts for the six-month period ended June 30, 2010 and 2011, in the accompanying consolidated statements of income are analyzed as follows:

	2010	2011

Interest expense	8,973	9,812
Swap effect	26,165	25,868
	35,138	35,680
Interest capitalized	(1,616)	(2,086)
Amortization of financing costs	451	1,335
Commitment fees	132	1,092
Bank charges and other	79	85
	34,184	36,106

14.

Taxes:

Under the laws of the countries of the companies’ incorporation and / or vessels’ registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in vessel operating expenses in the accompanying consolidated statements of income.

The vessel owning companies with vessels that have called on the United States during the relevant year are obliged to file tax returns with the Internal Revenue Service. Applicable Tax is 50% of 4% of United States related gross transportation income unless an exemption applies. Management believes that based on current legislation the relevant vessel owning companies are entitled to an exemption because (i) the related vessel owning companies are incorporated in a jurisdiction granting an equivalent exemption to US corporations and (ii) over 50% of the ultimate shareholders of the vessel owning companies are residents of a country granting an equivalent exemption to US persons.

15.

Derivatives:

(a)

Interest Rate Swaps that Meet the Criteria for Hedge Accounting: The Company, according to its long-term strategic plan to maintain stability in its interest rate exposure, has decided to minimize exposure to floating interest rates by entering into interest rate swap agreements. To this effect, the Company has entered into interest rate swap transactions with varying start and maturity dates, in order to proactively and efficiently manage its floating rate exposure.

These interest rate swaps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month or six-month USD LIBOR. According to the Company’s Risk Management Accounting Policy, after putting in place the formal documentation required by ASC 815 in order to designate these swaps as hedging instruments, as from their inception, these interest rate swaps qualified for hedge accounting. Accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company’s earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are being performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in stockholders’ equity and recognized to the Statement of Income in the periods when the hedged item affects profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the Statement of Income immediately.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
For the six-month periods ended June 30, 2010 and 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

15.

Derivatives - continued:

The interest rate swap agreements designed as hedging instruments, as of December 31, 2010 and June 30, 2011, were as follows:

Effective date	Termination date	Notional amount on effective date	Fixed rate (Costamare pays)	Floating rate (Costamare receives)	Fair value Dec. 31, 2010	Fair value June 30, 2011

30/6/2008	30/06/2015	425,000	4.03% p.a.	USD LIBOR 3M BBA	(31,229)	(29,980)
30/6/2008	30/06/2015	75,000	4.03% p.a.	USD LIBOR 3M BBA	(5,511)	(5,291)
30/9/2008	30/06/2015	100,000	4.09% p.a.	USD LIBOR 3M BBA	(7,542)	(7,195)
30/9/2008	30/06/2015	250,000	4.02% p.a.	USD LIBOR 3M BBA	(18,639)	(17,841)
16/5/2008	16/05/2014	75,000	3.88% p.a.	USD LIBOR 6M BBA	(4,993)	(4,908)
16/5/2008	16/05/2014	75,000	3.88% p.a.	USD LIBOR 6M BBA	(4,993)	(4,908)
17/6/2008	17/06/2013	73,000	3.57% p.a.	USD LIBOR 6M BBA	(3,666)	(3,252)
17/6/2008	17/06/2013	73,000	3.57% p.a.	USD LIBOR 6M BBA	(3,666)	(3,252)
21/2/2007	21/02/2017	85,000	Zero cost Interest rate Collar*		(10,190)	(10,334)
4/08/2008	5/08/2013	74,000	3.60% p.a.	USD LIBOR 6M BBA	(4,526)	(4,242)
30/6/2011	29/6/2018	50,000	3.50% p.a.	USD LIBOR 3M BBA	-	(4,580)
30/9/2011	29/6/2018	20,000	4.05% p.a.	USD LIBOR 3M BBA	-	(4,127)
28/9/2012	29/6/2018	40,000	3.60% p.a.	USD LIBOR 3M BBA	-	(962)
22/8/2011	22/8/2018	65,000	2.79 % p.a.	USD LIBOR 6M BBA	-	(964)
31/1/2013	31/1/2021	133,700	3.51% p.a.	USD LIBOR 6M BBA	-	645
				Total fair value	(94,955)	(101,191)

*

Notional amount $85,000 amortizing zero-cost collar (2.23% – 6.00%) with knock-in floor sold at 2.23% and struck at 6.00%, as a 10-year forward hedge, covering the period from February 2007 to February 2017. The agreement guarantees that the interest rate payable on the Company’s loans throughout the 10-year period will always remain between 2.23% and 6.00% excluding margin.

(b)

Interest Rate Swaps that Do Not Meet the Criteria for Hedge Accounting: As of both December 31, 2010 and June 30, 2011, the Company had outstanding one interest rate swap agreement for the purpose of managing risks associated with the variability of changing LIBOR-related interest rates. Such agreement did not meet hedge accounting criteria and therefore changes in their fair value are reflected in earnings. More specifically, the swap has a Notional amount $100,000 non-amortizing zero-cost collar (1.37% – 6.00%) with a knock-in floor sold at 1.37% and struck at 6.00%, as a nine-year forward hedge, covering the period from September 2008 to March 2017. The fair value of this swap when acquired from Costamare Shipping was a liability of $7,887 (Note 3 (a)). At December 31, 2010 and June 30, 2011, the fair value of this swap was a liability of $12,987 and $14,695, respectively and is included in Fair value of derivative in the accompanying consolidated balance sheets.

In the six months period ended June 30, 2010 and June 30, 2011, the realized ineffectiveness of the interest rate swaps discussed under (a) and (b) above was $nil and $nil, respectively.

(c)

Foreign Currency Agreements: As of June 30, 2011, the Company was engaged in six Euro/U.S. dollar contracts totaling $18,000 at an average forward rate of Euro/U.S. dollar 1.2924 expiring in monthly intervals in 2011.

As of December 31, 2010, the Company was engaged in 16 Euro/U.S. dollar contracts totaling $36,000 at an average forward rate of Euro/U.S. dollar 1.3269 expiring in monthly intervals in 2011.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
For the six-month periods ended June 30, 2010 and 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

15.

Derivatives - continued:

At December 31, 2010 and June 30, 2011, the fair market value of these foreign currency agreements was an asset of $458 and $2,097, respectively, which is included in Fair value of derivatives in the accompanying consolidated balance sheets.

The following table summarizes the effect of Derivative Instruments discussed under (a), (b) and (c) above on the Consolidated Statements of Income for the six-month periods ended June 30, 2011 and 2010.

The Effect of Derivative Instruments for the six-months period Ended June 30, 2011 and June 30, 2010
Derivatives in ASC 815 Cash Flow Hedging Relationships
	Amount of Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)		Location of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion)	Amount of Gain (Loss) Recognized in Income on Derivative Ineffective Portion
	2011	2010		2011	2010
Interest rate swaps	(6,236)	(31,703)	Gain (loss) on derivative instruments	-	-

Total	(6,236)	(31,703)		-	-

Derivatives Not Designated as Hedging Instruments under ASC 815
	Location of Gain (Loss) Recognized on Derivative	Amount of Gain (Loss) Recognized in Income on Derivative	Location of Gain (Loss) Recognized on Derivative
		2011	2010
Interest rate swaps	Gain (loss) on derivative instruments	(1,708)	(5,634)

Forward contracts	Gain (loss) on derivative instruments	1,639	(4,548)

Total		(69)	(10,182)

16.

Financial Instruments:

(a)

Interest Rate Risk: The Company’s interest rates and loan repayment terms are described in Note 9.

(b)

Concentration of credit risk: Financial Instruments consist principally of cash, trade accounts receivable, investments and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit rated financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non -performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings, and performing periodic evaluations of the relative credit standing of the counterparties.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
For the six-month periods ended June 30, 2010 and 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

16.

Financial Instruments - continued:

(c)

Fair Value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The fair value of the investments discussed in Note 4, determined through Level 1 of the fair value hierarchy, equates to the amounts that would be received by the Company in the event of sale of these investments. The fair value of the interest rate swap agreements discussed in Note 15 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The fair value of the interest rate swap agreements discussed in Note 15(a) and (b) equates to the amount that would be paid by the Company to cancel the agreements. As at December 31, 2010 and June 30, 2011, the fair value of these interest rate swaps in aggregate amounted to a liability of $107,942 and $115,886, respectively.

The fair market value of the forward contracts discussed in Note 15(c) determined through Level 2 of the fair value hierarchy as at December 31, 2010 and June 30, 2011, amounted to an asset of $458 and $2,097, respectively.

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date.

	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)

Recurring measurements:
Forward contracts—asset position	458	-	458	-
Interest rate swaps—liability position	(107,942)	-	(107,942)	-
Investments—asset position	6,080	6,080	-	-
Total	(101,404)	6,080	(107,484)	-

	June 30, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)

Recurring measurements:
Forward contracts—asset position	2,097	-	2,097	-
Interest rate swaps—liability position	(115,886)	-	(115,886)	-
Total	(113,789)	-	(113,789)	-

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
For the six-month periods ended June 30, 2010 and 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

17.

Subsequent Events:

(a)

Declaration and Payment of Dividends: On July 11, 2011, the Company declared a dividend for the second quarter ended June 30, 2011, of $15,075 or $0.25 per share payable on August 9, 2011 to stockholders of record at the close of trading of the Company’s common stock on the New York Stock Exchange (the “NYSE”) on July 27, 2011.

(b)

Vessel acquisition: On July 14, 2011, the Company contracted to acquire the 5,060 TEU secondhand containership MSC Linzie (to be renamed MSC Romanos) at a purchase price of $55,000. The containership was built in 2003 and will be delivered to the Company by September 30, 2011. The acquisition cost of the containership is expected to be financed by cash from operations and the use of a currently committed undrawn credit line. Furthermore, the Company has entered into a time charter agreement with an international liner company for the employment of the vessel, immediately upon delivery, for duration of 63 months at a charter rate of $28 per day.